07025989

RECEIVED

2007 AUG 15 A 11:25

Directorate change

Chris Geoghegan, an executive director of BAE Systems plc, will be leaving the Company at the end of the year and will consequently retire from the BAE Systems plc board on 31 December 2007.

Chairman, Dick Olver, said, "Chris has enjoyed an outstanding career with BAE Systems and we are most appreciative of the contribution he has made to the Company. Having spent much of his earlier career managing the Company's commercial aerospace interests, Chris has latterly completed the re-organisation and rationalisation of the Company's European operations and partnerships, and we thank him for bringing this to a successful conclusion."

8 August 2007

Issued by
BAE Systems plc
London

SUPPL

PROCESSED
AUG 2 2 2007
THOMSON
FINANCIAL

dw 8/16

BAE Systems plc
Interim Report 2007

Results in brief

Results from continuing operations	Six months to 30 June 2007	Restated[6] Six months to 30 June 2006
Sales[1]	**£6,891m**	£6,376m
EBITA[2]	**£700m**	£600m
Operating profit	**£643m**	£540m
Underlying earnings[3] per share	**15.3p**	11.6p
Basic earnings per share[4]	**15.3p**	9.1p
Order book[5]	**£31.7bn**	£30.2bn
Other results including discontinued operations		
Interim dividend per share	**5.0p**	4.4p
Cash inflow/(outflow) from operating activities	**£165m**	£(293)m
Net cash/(debt) as defined by the Group	**£1,266m**	£(1,582)m

Highlights

- 43% sales growth in the Land & Armaments business
- Underlying earnings[3] per share up 31.9% at 15.3p
- Interim dividend increased 13.6% to 5.0p per share
- Acquisition of Armor Holdings Inc. completed on 31 July
- Formation of UK naval surface ship joint venture announced

Outlook

Building on the strong first half performance, the previously anticipated good growth outlook for 2007 as a whole is expected to benefit further from the US-led Land & Armaments and UK Programmes & Support sectors where growth is ahead of expectations.

We anticipate good operating cash flow for the full year.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 earnings excluding amortisation and impairment of intangible assets, and non-cash finance movements on pensions and financial derivatives (see note 5)
4 basic earnings per share in accordance with International Accounting Standard 33
5 including share of equity accounted investments' order books and after the elimination of intra-group orders of £1.4bn (2006 £1.2bn)
6 restated following the sale of the Group's interest in Airbus SAS

Interim results statement

"BAE Systems is performing well and is committed to maintaining its focus on continued value generation and its drive to embed a high performance culture."

BAE Systems' performance continues to benefit from a combination of good, profitable growth and programme execution, as well as from the successful implementation of its strategy as the premier global defence and aerospace company. In particular, the Group is successfully identifying and accessing the higher growth sectors of the US defence market. In the first half of 2007 BAE Systems' US-derived businesses achieved organic growth of 12%.

The high tempo of military operations continues to generate growth in requirements for land systems in support of US and UK armed forces deployed on overseas operations. The implementation of the Group's strategy to establish a strong position in the land sector has been a notable success over the past three years, with both current and anticipated demand for land vehicles and systems supporting the strategy.

To complement the Group's now well-established tracked combat vehicles position, BAE Systems has been evolving a strategy to address newly emerging growth opportunities in the wheeled utility vehicle sector. In particular, recognising that the past distinction between front-line and support theatres of operation have become less distinct, BAE Systems has identified significant business opportunities for improved survivability and capability in the utility vehicle fleets. Increasingly the capability of these utility vehicles will converge with that of combat vehicles.

In July, BAE Systems completed the acquisition of Armor Holdings Inc. for $4.5bn (£2.2bn). Armor Holdings is a leading provider of utility vehicles and armour technology. The transaction was financed from a combination of existing resources and £750m raised earlier in the year by way of a share placing.

Negotiations continue towards a contract for the supply of Typhoon aircraft and associated training and support under the Understanding Document signed in December 2005 between the UK government and the Kingdom of Saudi Arabia. BAE Systems continues to progress its strategy in Saudi Arabia as a key home market with substantial employment and investment in future in-Kingdom industrial capability.

Consistent with the UK government's defence industrial strategy and following their commitment to the new Carrier programme and a Terms of Business Agreement supporting a long-term relationship between industry and the UK Ministry of Defence (MoD), the Group announced the formation of a new joint venture, consolidating the UK naval surface ship activities of BAE Systems and the VT Group.

At the beginning of the year the Group revised its organisation to reflect the UK customer's focus on managing defence equipment on a through-life capability basis. With the resulting integration of the UK programmes and former UK customer support activities, the Group is now reported through five business groups as described in the reviews that follow.

Corruption allegations continue to be made against the Group. The long-running investigation by the UK's Serious Fraud Office into business in a number of markets continues and, in June, BAE Systems was notified by the US Department of Justice that it had commenced a formal investigation relating to the Group's compliance with anti-corruption laws, including its business concerning the Kingdom of Saudi Arabia. The Group will co-operate with such investigations to the fullest extent possible.

Notwithstanding these investigations, BAE Systems is performing well and is committed to maintaining its focus on continued value generation and its drive to embed a high performance culture. The Group continues to seek to apply the very highest standards in its business practices and, as part of that drive, the Board has asked the UK's former Lord Chief Justice, Lord Woolf, to form an independent committee to consider and evaluate the application of BAE Systems' policies and processes relating to ethics and business conduct. The Committee's conclusions and recommendations will be published in full and the Board has committed to implement the findings of the Committee.

Summarised income statement from continuing operations

	Six months to 30 June 2007 Unaudited £m	Restated[4] Six months to 30 June 2006 Unaudited £m
Sales[1]	**6,891**	6,376
EBITA[2]	**700**	600
Amortisation	**(50)**	(53)
Net finance costs[1]	**31**	(150)
Taxation expense[1]	**(180)**	(104)
Profit for the period	**501**	293
Basic earnings per share	**15.3p**	9.1p
Underlying earnings[3] per share	**15.3p**	11.6p
Dividend per share	**5.0p**	4.4p

Exchange rates

	Six months to 30 June 2007	Six months to 30 June 2006
£/€ – average	**1.482**	1.455
£/$ – average	**1.970**	1.791
£/€ – period end	**1.486**	1.446
£/$ – period end	**2.007**	1.849

Segmental analysis

	Sales[1]		EBITA[2]	
	Six months to 30 June 2007 Unaudited £m	Restated[4,5] Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2007 Unaudited £m	Restated[4,5] Six months to 30 June 2006 Unaudited £m
Electronics, Intelligence & Support	**1,958**	2,090	**193**	260
Land & Armaments	**1,201**	892	**117**	76
Programmes & Support	**2,354**	2,018	**231**	153
International Businesses	**1,550**	1,545	**221**	176
HQ & Other Businesses	**124**	178	**(62)**	(65)
Intra-group	**(296)**	(347)	**–**	–
	6,891	6,376	**700**	600

Sales[1]

In the first half, sales[1] from continuing operations increased by 8% to £6,891m (2006 £6,376m). Like for like growth, after adjusting for the impacts of exchange translation and acquisitions and disposals, was 15%.

EBITA[2]

EBITA[2] increased 17% to £700m (2006 £600m) and return on sales increased to 10.2% (2006 9.4%). Translation of US$ generated results decreased EBITA[2] by £26m when compared with the first half of 2006. A one-off pension accounting gain of £63m was recorded in the first half of 2006 arising from a reduction in the net pension liability for the changes made in calculating final US pensionable salaries.

Net finance costs[1]

Financial income, including the Group's share of the finance costs of equity accounted investments, was £31m (2006 financial expense £150m). The underlying interest charge of £20m (2006 £93m) was reduced by a net credit of £51m (2006 increased by a net charge of £57m) arising from pension accounting, marked-to-market revaluation of financial instruments and foreign currency movements.

Taxation expense[1]

The Group's effective tax rate for continuing operations for the period was 26% (2006 25%).

Earnings per share

Underlying earnings[3] per share from continuing operations for the period increased by 31.9% to 15.3p compared with 2006 (11.6p).

Basic earnings per share, in accordance with IAS 33 Earnings per Share, from continuing operations, increased by 68% to 15.3p (2006 9.1p).

Dividend

The Board has declared an interim dividend of 5.0p per share (2006 4.4p), representing an increase of 13.6%.

The dividend is covered 3.1 times by earnings[3] from continuing operations (2006 2.6 times) which is consistent with the policy of growing the dividend whilst maintaining a long-term sustainable earnings cover of approximately two times.

Reconciliation of cash flow from operating activities to net cash/(debt)

	Six months to 30 June 2007 Unaudited £m	Six months to 30 June 2006 Unaudited £m
Cash inflow/(outflow) from operating activities	**165**	(293)
Capital expenditure (net) and financial investment	**(82)**	63
Dividends received from equity accounted investments	**41**	110
Operating business cash inflow/(outflow)	**124**	(120)
Interest and preference dividends	**(29)**	(112)
Taxation	**(43)**	(55)
Free cash inflow/(outflow)	**52**	(287)
Equity dividends paid	**(221)**	(203)
Acquisitions and disposals	**75**	80
Other non-cash movements	**6**	(101)
Issue of equity shares (net)	**604**	26
Preference share conversion	**242**	6
Foreign exchange	**50**	188
Movement in cash on customers' account[6]	**23**	(14)
	831	(305)
Opening net cash/(debt) as defined by the Group	**435**	(1,277)
Closing net cash/(debt) as defined by the Group	**1,266**	(1,582)
Analysed as:		
Term deposits – non-current	**4**	–
– current	**134**	568
Cash and cash equivalents	**3,856**	2,116
Loans – non-current	**(2,407)**	(3,313)
Loans – current	**(255)**	(849)
Overdrafts – current	**(27)**	(37)
Loans and overdrafts – current	**(282)**	(886)
Cash on customers' account[6] (included within payables)	**(39)**	(67)
Closing net cash/(debt) as defined by the Group	**1,266**	(1,582)

Operating business cash flow

	Six months to 30 June 2007 Unaudited £m	Restated[4,5] Six months to 30 June 2006 Unaudited £m
Electronics, Intelligence & Support	**95**	176
Land & Armaments	**(47)**	(50)
Programmes & Support	**184**	55
International Businesses	**26**	(119)
HQ & Other Businesses	**(134)**	(287)
Discontinued businesses	**–**	105
	124	(120)

Cash flows

Cash inflow from operating activities was £165m (2006 outflow £293m), which includes £66m (2006 £406m) additional contributions into the UK pension schemes.

There was an outflow from net capital expenditure and financial investment of £82m (2006 inflow £63m).

Dividends from equity accounted investments, primarily Gripen International, Eurofighter GmbH and Saab, amounted to £41m.

The resulting operating business cash inflow of £124m (2006 outflow £120m) gave rise to free cash inflow, after interest, preference dividends and taxation, of £52m (2006 outflow £287m).

Disposal of the Group's shareholding in Xchanging Procurement Services (XPS) and Xchanging HR Services (XHRS) in the period gave rise to a cash inflow of £57m.

In the period, 33 million shares were purchased under the buyback programme announced in October 2006, generating a cash outflow of £152m.

In May, £750m was raised following the placing of new ordinary shares to part finance the proposed acquisition of Armor Holdings Inc.

Following conversion of 257 million of the 7.75p (net) cumulative redeemable preference shares into ordinary shares, the debt element of these preference shares has been redeemed, giving rise to a reduction in reported debt of £242m.

The Group's net cash at 30 June 2007 was £1,266m, a net inflow of £831m from the net cash position of £435m at the start of the year.

Retirement benefit obligations

Following higher contributions, better than expected investment returns, an increase in real discount rates and the adoption of new mortality tables, the Group's share of the pension deficit decreased to £1,493m from £2,428m at 31 December 2006 after allocation to equity accounted investments and other participating employers. Further disclosure on the above is given in note 6 of this report.

Critical accounting policies

The Group's critical accounting policies are outlined in the Annual Report 2006. These include:

- retirement benefit plans;
- contract revenue and profit recognition;
- regional aircraft valuations; and
- intangible assets.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 earnings excluding amortisation and impairment of intangible assets, and non-cash finance movements on pensions and financial derivatives (see note 5)
4 restated following the sale of the Group's interest in Airbus SAS
5 restated following changes to the Group's organisational structure
6 cash on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to Group performance

Business group reviews

Electronics, Intelligence & Support

The Electronics, Intelligence & Support business group, with 31,300 employees[1] and headquartered in the US, is a provider of defence and aerospace systems, sub-systems and services. It comprises two operating groups: Electronics & Integrated Solutions and Customer Solutions.

	Six months to 30 June 2007 Unaudited	Six months to 30 June 2006 Unaudited	Year to 31 December 2006 Audited
Sales[1]	**£1,958m**	£2,090m	£4,007m
EBITA[2]	**£193m**	£260m	£429m
Return on sales	**9.9%**	12.4%	10.7%
Cash inflow[3]	**£95m**	£176m	£273m
Order intake[1]	**£1,969m**	£2,100m	£4,311m
Order book[1]	**£3.3bn**	£3.3bn	£3.4bn

In the first half of 2007, Electronics, Intelligence & Support achieved EBITA[2] of £193m (2006 £260m) on sales[1] of £1,958m (2006 £2,090m) and generated an operating cash inflow[3] of £95m (2006 £176m).

The 2006 first half EBITA[2] included an accounting gain of £63m relating to a revision to US pension benefits.

US$ exchange rate translation decreased sales[1] and EBITA[2] when compared with the first half of 2006 by £184m and £18m respectively.

The underlying sales growth, after adjusting for a small disposal made in the second half of 2006 and excluding the impact of currency translation, was 2.7%.

Electronics & Integrated Solutions (E&IS)

E&IS designs, develops and produces electronic systems and sub-systems for a wide range of military and commercial applications. The business group is focused on four primary capabilities: electronic warfare, commercial and military avionics, flight and engine controls and, following an internal reorganisation in March, a new line of business focused on tactical and national network systems.

In electronic warfare (EW), E&IS delivered its 100th F-22A EW system and signed a $318m (£158m) Memorandum of Agreement in anticipation of a multi-year order for further EW systems and spares. BAE Systems was a member of the F-22A team that accepted the US National Aeronautics Association's 2006 Collier Trophy, considered the most prestigious award in the US for aeronautical and space development.

The F-35 Lightning II (Joint Strike Fighter) EW/countermeasure system design and development remains on schedule and awaits award of low rate initial production funding.

E&IS delivered its 1,000th Common Missile Warning System that protects US Army helicopters and aircraft from heat-seeking missiles. Flight testing of the commercial version of the countermeasure against shoulder-fired missiles, JETEYE™, continues, with passenger aircraft testing scheduled by the end of the year.

The Thermal Weapon Sight programme continues at a production rate of more than 1,000 units per month, surpassing 10,000 total deliveries in June. E&IS received an award in the first half year for production of 50 fire fielding units of the Terminal High Altitude Area Defense missile, supporting the transition to production of this ballistic missile defence system.

BAE Systems' commercial hybrid technology business continues to grow. HybriDrive® propulsion technology is in daily service on 900 transit buses. By the first half of 2007, the fleet accumulated 30 million miles on the road and prevented an estimated 36,000 tons of carbon dioxide emissions. In the

period 337 hybrid electric vehicle systems have been delivered to New York City, San Francisco and Toronto for a value of $41m (£21m).

In April, BAE Systems announced its intent to sell its Inertial Products business for $140m (£70m).

Customer Solutions
The US Customer Solutions group comprises three businesses: BAE Systems Information Technology (IT), Technology Solutions & Services (TSS), and BAE Systems Ship Repair.

BAE Systems Ship Repair secured a five-year multi-ship option contract from the US Navy to maintain and repair all DDG51 destroyer class ships home ported or visiting San Diego, representing an opportunity of approximately $151m (£75m). Ship Repair also secured a three-year contract for work on two San Antonio-class amphibious transport dock ships and a $27m (£13m) contract for preparation and conversion of an amphibious ship for the Indian navy.

TSS won 96% of its contract recompetes in the period. These services contracts are expected to extend delivery periods for at least five years with a total potential value of approximately $411m (£205m).

BAE Systems IT operates within the large US government information technology market and continues to deliver mission-enabling support to its customers. During the first half of 2007, a variety of contracts worth up to $331m (£165m) were secured, including winning recompetes worth $90m (£45m), to provide key services, such as network implementation and operation, life-cycle software development engineering and other support activities to the federal government.

Looking forward
Further growth is anticipated in the electronic warfare and other defence and aerospace electronics activities. Ship repair activity is expected to remain stable. Growth in the IT and services business will be subject to the near-term priorities of the US Department of Defense.

Land & Armaments

Land & Armaments business group, with 11,700 employees[1] and headquartered in the US, is a leader in the design, development, production and through-life support and upgrade of armoured combat vehicles, naval guns, missile launchers, artillery systems and intelligent munitions.

	Six months to 30 June 2007 Unaudited	Six months to 30 June 2006 Unaudited	Year to 31 December 2006 Audited
Sales[1]	**£1,201m**	£892m	£2,115m
EBITA[2]	**£117m**	£76m	£168m
Return on sales	**9.7%**	8.5%	7.9%
Cash (outflow)/inflow[3]	**£(47)m**	£(50)m	£137m
Order intake[1]	**£1,380m**	£887m	£2,964m
Order book[1]	**£5.0bn**	£4.2bn	£4.9bn

In the first half of 2007, Land & Armaments achieved EBITA[2] of £117m (2006 £76m) on sales[1] of £1,201m (2006 £892m) and had an operating cash outflow[3] of £47m (2006 £50m).

Strong organic growth continued into the first half of 2007, more than offsetting adverse US$ exchange rate translation which reduced sales[1] by £73m and EBITA[2] by £8m when compared with the first half of 2006. Sales growth, excluding the impact of currency translation, amounted to 43% compared with the same period in 2006.

In July, BAE Systems completed the $4.5bn (£2.2bn) acquisition of Armor Holdings Inc., which had reported sales in 2006 of $2.4bn. This acquisition will further enhance the Group's global land systems business, most notably in the increasingly important tactical wheeled vehicle sector, together with technology in the vital areas of armour and survivability. Whilst not impacting the reported first half results, there will be a benefit to the full year for the five-month post acquisition period.

United States
Further US Army contracts were secured for the refurbishment and upgrade of Bradley, M88 Hercules Improved Recovery Vehicles and M113 fighting vehicles totalling $484m (£241m) in the first half of the year.

Recent uncertainty regarding funding for the Future Combat System is expected to be clarified later this year.

BAE Systems is one of several companies bidding to provide the US armed forces with new Mine Resistant Ambush Protected (MRAP) wheeled vehicles. In February, the business received an initial order for 94 RG33 MRAP vehicles and in June, following evaluation testing, a $214m (£107m) contract for 441 RG33 MRAP vehicles was received.

As expected, during the period the US Army announced termination of the M113 fighting vehicle programme. Sales in 2006 from this programme amounted to $87m (£49m).

Development of the 155mm Advanced Gun System (AGS) and the Long Range Land Attack Projectile (LRLAP) for the US Navy's DDG1000 programme continues, with a $110m (£55m) award for AGS detailed design and integration secured in April.

United Kingdom
The British Army's operations in Afghanistan and Iraq have resulted in numerous urgent operational requirement orders for FV430 and Warrior vehicles and many small and medium calibre ammunition packages.

The UK government down-selected the Future Rapid Effects System (FRES) utility platform vehicles to three vehicles, excluding the Swedish SEP-based platform proposed by BAE Systems. The Group believes that opportunities remain for this platform and continues to pursue the vehicle and systems integration role on the FRES programme.

Discussions continue with the UK MoD as to a revised long-term arrangement for the provision of munitions.

South Africa
The growing international requirement for mine-protected wheeled vehicles continues to generate new orders for the RG31 and RG32 vehicles built by OMC, the Group's South African subsidiary. Further awards were received for the production of RG31 MRAP vehicles for General Dynamics to supply to the US Marine Corps.

Sweden
Sweden and Norway agreed to jointly continue the final phase of development for the Archer self-propelled artillery programme.

Production of CV9035 armed vehicles for the Netherlands is underway.

Looking forward
The Land & Armaments business is seeing strong demand for several established core products, as well as new wheeled vehicle offerings, driven primarily by combat experiences in Afghanistan and Iraq. While operations in these regions continue, near-term growth is anticipated. Land & Armaments is well positioned on vehicle modernisation programmes and the mine-protected vehicle business.

Programmes & Support

The Programmes & Support business group, with 28,500 employees[1] and based in the UK, comprises the Group's air, naval and underwater systems activities, the Integrated System Technologies business and a 50% interest in the Gripen International joint venture.

	Six months to 30 June 2007 Unaudited	Restated[4] Six months to 30 June 2006 Unaudited	Restated[4] Year to 31 December 2006 Audited
Sales[1]	**£2,354m**	£2,018m	£4,615m
EBITA[2]	**£231m**	£153m	£342m
Return on sales	**9.8%**	7.6%	7.4%
Cash inflow[3]	**£184m**	£55m	£449m
Order intake[1]	**£2,553m**	£1,911m	£5,178m
Order book[1]	**£17.3bn**	£16.6bn	£17.0bn

In the first half of 2007, Programmes & Support achieved EBITA[2] of £231m (2006 £153m) on sales[1] of £2,354m (2006 £2,018m) and generated an operating cash inflow[3] of £184m (2006 £55m).

Return on sales benefited by 1.8% in the first half from one-off gains, including completion of an export ship programme.

Military Air Solutions

Military Air Solutions is responsible for delivering five major programmes: Typhoon, Hawk, Nimrod MRA4, F-35 Lightning II (Joint Strike Fighter), and Autonomous Systems & Future Capability. In addition, it is responsible for through-life support to the above programmes as well as to the UK's Royal Air Force (RAF) fleets of Harrier, Tornado, Nimrod MR2 and VC10 aircraft.

Military Air Solutions made strong progress during the first half of the year; both on delivering its programme commitments and working alongside its customers to enhance their military capability. An important step towards a Long Term Partnering Agreement (LTPA) between BAE Systems and the UK Ministry of Defence (MoD) was achieved in March when a Foundation Contract was signed. Consistent with the Group's strategy, the contract paves the way for a full LTPA covering support and upgrade of the current and future fixed wing aircraft fleet.

Deliveries of Typhoon aircraft to the air forces of the four partner nations continue with a total of 46 aircraft now delivered to the RAF and 77 across the other European partner nations. BAE Systems is also supporting the RAF's training and operational build-up. Discussions to establish long-term integrated logistics support contracts continue. The initial contract combining scheduled maintenance work with upgrade activity is progressing well and will be developed further to include maintenance activities at RAF Coningsby. Tranche 2 aircraft are now in production and a contract has been signed to include further air-to-ground capability enhancements.

Progress on both the design and development, and production contracts for the UK RAF Hawk Advanced Jet Trainer remains on schedule. The Indian and South African programmes remain on track, with Indian aircraft completing interim acceptances and delivery of one aircraft taking place in South Africa with an increased delivery rate scheduled for the second half of the year. In March, the 200th T-45 Goshawk was delivered to the US Navy.

The UK Hawk Integrated Operational Service contract was secured in February. This is an availability contract for the UK RAF's TMk1 Hawk fleet and demonstrates the successful migration of the Tornado availability contracting model to other air platforms.

The Nimrod MRA4 development programme continues through its planned flight testing schedule. Work is underway to determine the basis of funding for the first five years of in-service support.

VC10 and Nimrod MR2 support contracts continue to perform well. The VC10 support contract was extended to 2013, increasing its value by £120m.

The Tornado availability contract initial service delivery was achieved as planned in March. Full service delivery is due at the end of the year. Complementary to this will be an increase in the scope of the contract to cover the remaining areas of the Tornado aircraft which are currently provided as

Government Furnished Equipment. In addition, a Capability Sustainment Service contract is anticipated to ensure Tornado sustains its operational effectiveness for the foreseeable future.

The Harrier Component Support Package contract was awarded in May. This provides support for Harrier GR9's major avionics equipment and the continued supply of replacement components. This award represents a significant step towards securing a through-life Harrier availability contract.

BAE Systems is partnered with Lockheed Martin and Northrop Grumman on the Joint Strike Fighter programme and has responsibility for the design and manufacture of the rear fuselage and empennage and for the supply of certain air vehicle systems.

The rear fuselage and the vertical tails for the first Short Take Off and Vertical Landing aircraft were delivered to schedule during the period. The final Critical Design Review for the Carrier Variant was completed in June.

Contract award for F-35 low rate initial production is expected later this year.

A medium-altitude long-endurance unmanned air vehicle system, HERTI, successfully completed further flight trials.

The Taranis unmanned combat air vehicle technology demonstration programme, designed to help inform the UK on the development of future requirements, achieved all programme milestones on schedule.

In-country flight testing of the first South African Gripen is proceeding, with delivery of five aircraft scheduled for early 2008.

Surface Fleet Solutions

On the Type 45 destroyer programme, the first of class, HMS Daring, commenced sea trials in July. The second ship, Dauntless, was launched at the end of January 2007 and all sections of the third ship, Diamond, are in place on the berth ahead of schedule.

At the end of May, BAE Systems and the UK MoD signed a Heads of Agreement setting out the basis for completing the class of six ships. This agreement is intended to lead to a signed contract in the second half of the year.

The Landing Ship Dock (Auxiliary) contract has gone well, with delivery of the fourth and final ship, Lyme Bay, scheduled for the second half of 2007.

The demonstration phase of the CVF programme continues with further orders expected in the second half of the year to cover detailed design work and pre-production items.

Progress on the reactivation of three ex-Royal Navy Type 23 frigates for the Chilean Navy continues. The second ship, Almirante Lynch, was handed over as planned in March, and the third is forecast to be handed over in early 2008.

The naval joint venture businesses, Flagship Training Limited and Fleet Support Limited, continue to perform well. As part of the UK's Surface Ship Support Alliance, Fleet Support Limited is working to develop a cost effective model for future surface ship support and is also awaiting the outcome of the UK MoD Naval Base Review. In March, Flagship Training Limited finalised a four year extension to their existing partnering agreement with the UK MoD to provide training facilities management services to the Royal Navy.

The arbitration process in respect of the Brunei Offshore Patrol Vessels was settled and title to all three vessels transferred to the customer in April.

Submarines
The launch, ahead of schedule, of HMS Astute, the first of class boat, took place on 8 June. This performance demonstrates the stability of the overall programme.

Pricing on Boats 2 and 3 was agreed with the UK MoD together with an order for the start of Boat 4 production. This, together with the UK government's announcement on the next generation submarine programme, provides a sustainable base for the business.

Integrated System Technologies
The Falcon programme is scheduled to achieve Equipment Acceptance Trials in 2009. Falcon will provide the UK Armed Forces with a new mobile high capacity, secure information infrastructure capability.

Design and development of the Mission System for the CVF programme continues.

The T93 radar replacement contract has seen good progress and the business is now positioned as the lead radar provider for the UK's air defence systems.

The programmes for Sampson radar, the combat management system and long-range radar for the Type 45 destroyers, have met all their key milestones during the first six months of the year.

The first production system for the Seawolf mid-life update for Type 22 and 23 frigates has been delivered and installed at HMS Collingwood.

Underwater Systems
Deliveries on the Sting Ray lightweight torpedo programme for the UK MoD continue.

The Archerfish mine neutralising programme continues to make excellent progress, having achieved qualification for US Navy use.

Talisman, an unmanned underwater vehicle, has successfully completed its first funded trial and is progressing towards demonstrating its capability in key export markets.

Looking forward
The solid performance in the first half of the year is expected to continue into the second half across all major programmes. Strategic partnering agreements with the UK MoD across a range of businesses in this sector continue to be pursued.

International Businesses

The International Businesses business group, with 15,100 employees[1], comprises the Group's businesses in Saudi Arabia and Australia, together with a 37.5% interest in the pan-European MBDA joint venture and a 20.5% interest in Saab of Sweden.

	Six months to 30 June 2007 Unaudited	Restated[4] Six months to 30 June 2006 Unaudited	Restated[4] Year to 31 December 2006 Audited
Sales[1]	**£1,550m**	£1,545m	£3,428m
EBITA[2]	**£221m**	£176m	£415m
Return on sales	**14.3%**	11.4%	12.1%
Cash inflow/(outflow)[3]	**£26m**	£(119)m	£171m
Order intake[1]	**£1,711m**	£1,364m	£3,854m
Order book[1]	**£7.2bn**	£7.0bn	£7.1bn

In the first half of 2007, International Businesses achieved EBITA[2] of £221m (2006 £176m) on sales[1] of £1,550m (2006 £1,545m) and generated an operating cash inflow[3] of £26m (2006 outflow £119m).

Return on sales has increased to 14.3% in the first half. This is a result of a short-term change in mix towards more value added spares and repairs activity. Sales[1] and EBITA[2] in the first half of 2006 included £83m and £(1)m respectively in respect of the Atlas Elektronik business that was disposed of in August 2006.

Customer Solutions & Support International
BAE Systems has a major presence in the Kingdom of Saudi Arabia where it acts as prime contractor for the UK government-to-government defence agreement. Over the last two decades the programme has included the provision of aircraft, associated hardware, support, infrastructure and manpower training for the Royal Saudi Air Force (RSAF). Progress is being made on modernising the Saudi armed forces in line with the Understanding Document signed on 21 December 2005 between the UK and Saudi Arabian governments. Under the terms of the signed document, Typhoon aircraft will replace Tornado Air Defence Variant aircraft and others currently in service with the RSAF. Detailed negotiations are continuing to progress the Understanding Document towards a contract for the delivery of Typhoon aircraft.

Around 4,700 people are employed by the Group in the Kingdom of Saudi Arabia, of whom more than half are Saudi nationals. The business is continuing to develop its presence in Saudi Arabia, including the relocation of staff from the UK, and is helping to develop a greater indigenous capability in the Kingdom. The security of employees is the highest priority and progress is well advanced on new residential and office facilities as well as increased security measures. Occupation of the first new residential compound and new office facilities is now complete.

Performance on the core Saudi support programme has progressed well. Development of new business outside of the core programme continues. The £128m contract for 200 armoured vehicles remains on schedule and, during the first half, a $448m (£223m) order for a C4I[5] system for the Kingdom of Saudi Arabia was received.

Australia
BAE Systems Australia secured a number of contracts to reinforce its position as a through-life capability partner to the Australian Defence Force. A A$70m (£30m) contract was signed for the Electronic Support Measures System mid-life upgrade on the AP-3C aircraft. Work has commenced under the second five-year support contract for the Australian Hawk Lead-In Fighter aircraft.

Support continues, under subcontract to Boeing, on the Airborne Early Warning and Control system for the Royal Australian Air Force. The programme is behind schedule and BAE Systems is jointly engaged with Boeing and the customer to deliver recovery actions.

MBDA
MBDA's missile delivery programmes are progressing well for both domestic and export customers. During the period there were significant deliveries of stand-off weapons, with the completion of deliveries of Scalp to France and a significant number of Taurus missiles to Germany. Mica air-to-air missiles, Rapier surface-to-air missiles and the Brimstone air-launched anti-armour weapon have also been delivered in volume.

Development programmes are proceeding satisfactorily with another successful firing in May of the six-nation Meteor beyond visual range air-to-air missile and the completion of the final key technical maturity programme milestone. The final system qualification firing of the Franco-Italian Aster Principal Anti-Air Missile System naval air defence weapon took place in May. The UK equivalent missile has been delivered to the Royal Navy's first of class Type 45 destroyer, HMS Daring. A final qualification firing of the Exocet Block 3 anti-ship missile was successfully carried out in April.

Key orders received during the period were from Kuwait for an Aspide system upgrade, from France for Eryx missiles, from Estonia which has selected Mistral for its air defence requirements and from South Africa for the new digitised Milan Advanced Technology fire-support weapon.

The acquisition, subject to regulatory approval, of Bayern-Chemie GmbH, the German rocket motor company, was announced in May. The disposal of the non-core aerospace equipment activities of Alkan S.A. was completed in May.

Saab

Sales rose by 15% to SEK10,852m (£794m) and operating income by 10% to SEK1,044m (£76m) with an operating margin of 9.6%.

Key orders won during the first half of 2007 include a A$104m (£44m) order to upgrade and maintain the combat management systems and fire control systems for the Royal Australian Navy's ANZAC class frigates and a SEK350m (£25m) order from the Royal Netherlands Army for a Mobile Battalion Combat Training Centre.

Looking forward

The Group seeks to sustain its long-term presence in Saudi Arabia through developing new business including Typhoon and delivering on current support commitments.

HQ & Other Businesses

HQ & Other Businesses, with 1,800 employees[1], comprises the regional aircraft asset management and support activities, head office and UK shared services activity, including research centres and property management.

	Six months to 30 June 2007 Unaudited	Restated[4] Six months to 30 June 2006 Unaudited	Year to 31 December 2006 Audited
Sales[1]	**£124m**	£178m	£295m
EBITA[2]	**£(62)m**	£(65)m	£(147)m
Cash outflow[3]	**£(134)m**	£(287)m	£(225)m
Order intake[1]	**£177m**	£136m	£267m
Order book[1]	**£0.3bn**	£0.3bn	£0.3bn

In the first half of 2007, HQ & Other Businesses reported a loss[2] of £62m (2006 £65m) and had an operating cash outflow[3] of £134m (2006 £287m). Of this, the reported loss for Regional Aircraft was £65m (2006 £46m), and operating cash outflow was £14m (2006 £40m).

A gain of £44m was recorded in respect of the disposal of the Group's 50% interest in the Xchanging Procurement Services and Xchanging HR Services joint ventures.

Regional Aircraft

During the period the Regional Aircraft leasing team secured leases for 37 aircraft, including ten Avro RJ jets to CityJet. However, the market continues to present challenges with defaults by airlines increasing and markets remaining highly competitive. Support revenues remained stable compared with last year.

A freighter conversion programme for the 146 Jet has been launched after the success of a similar programme for the turboprop fleet.

Much of the leasing business is underpinned by the Group's Financial Risk Insurance Programme (FRIP) which makes good shortfalls in actual lease income against originally estimated future income. The Group continues to place reliance on this insurance programme. Arbitration proceedings continue in relation to claims advanced by the insurers as to their liability under their reinsurance contracts. These claims are being vigorously defended.

A charge of £61m has been taken against the carrying value of those regional aircraft outside of the FRIP programme. This represents a change to the Group's valuation methodology and will reduce the future depreciation charged on these aircraft.

Looking forward

The leasing market for BAE Systems' aircraft continues to remain difficult with new markets likely to be dominated by higher risk customers. Support revenues are dependent on maintaining aircraft in service and the conversion of new customers to managed services such as power by the hour contracts. Losses are expected to continue.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 restated following the sale of the Group's interest in Airbus SAS and changes to the Group's organisational structure
5 Command, Control, Communications, Computing and Intelligence

Independent review report to BAE Systems plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense, and the related notes that have been reviewed. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority.

Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

KPMG Audit Plc
Chartered Accountants
London
8 August 2007

Consolidated income statement

	Notes	Six months to 30 June 2007 Unaudited £m	£m	Restated[1] Six months to 30 June 2006 Unaudited £m	£m	Year to 31 December 2006 Audited £m	£m
Continuing operations							
Combined sales of Group and equity accounted investments			**6,891**		6,376		13,765
Less: share of equity accounted investments			**(545)**		(616)		(1,432)
Revenue	2		**6,346**		5,760		12,333
Operating costs			**(5,850)**		(5,514)		(11,763)
Other income			**97**		253		371
Group operating profit excluding amortisation and impairment of intangible assets		**643**		552		1,080	
Amortisation		**(50)**		(53)		(105)	
Impairment		–		–		(34)	
Group operating profit			**593**		499		941
Share of results of equity accounted investments excluding finance costs and taxation expense		**57**		48		127	
Financial income of equity accounted investments	3	**17**		12		21	
Taxation expense of equity accounted investments		**(24)**		(19)		(35)	
Share of results of equity accounted investments			**50**		41		113
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)	2	**700**		600		1,207	
Amortisation		**(50)**		(53)		(105)	
Impairment		–		–		(34)	
Financial income of equity accounted investments	3	**17**		12		21	
Taxation expense of equity accounted investments		**(24)**		(19)		(35)	
Operating profit			**643**		540		1,054
Finance costs	3						
Financial income		**661**		738		1,330	
Financial expense		**(647)**		(900)		(1,525)	
			14		(162)		(195)
Profit before taxation			**657**		378		859
Taxation expense							
UK taxation		**(102)**		20		(97)	
Overseas taxation		**(54)**		(105)		(116)	
			(156)		(85)		(213)
Profit for the period from continuing operations			**501**		293		646
Profit for the period from discontinued operations			**17**		113		993
Profit for the period			**518**		406		1,639
Attributable to:							
BAE Systems shareholders			**515**		405		1,636
Minority interests			**3**		1		3
			518		406		1,639
Earnings per share	5						
Continuing operations:							
Basic earnings per share			**15.3p**		9.1p		19.9p
Diluted earnings per share			**15.0p**		9.1p		19.8p
Discontinued operations:							
Basic earnings per share			**0.5p**		3.5p		30.8p
Diluted earnings per share			**0.5p**		3.3p		29.4p
Total:							
Basic earnings per share			**15.8p**		12.6p		50.7p
Diluted earnings per share			**15.5p**		12.4p		49.2p
Dividends per ordinary share	9						
Prior year final dividend paid in the period £221m (2006 £203m)			**6.9p**		6.3p		6.3p
Interim dividend declared £175m (2006 paid £143m)			**5.0p**		4.4p		4.4p

1 restated following the sale of the Group's interest in Airbus SAS

Consolidated balance sheet

	Notes	30 June 2007 Unaudited £m	30 June 2006 Unaudited £m	31 December 2006 Audited £m
Non-current assets				
Intangible assets		**7,445**	7,888	7,595
Property, plant and equipment		**1,632**	1,662	1,746
Investment property		**123**	143	123
Equity accounted investments		**673**	1,941	671
Other investments		**11**	9	11
Other receivables		**815**	616	569
Other financial assets		**50**	47	51
Deferred tax assets		**704**	1,118	1,077
		11,453	13,424	11,843
Current assets				
Inventories		**410**	456	395
Trade and other receivables including amounts due from customers for contract work		**2,934**	2,245	2,253
Current tax		**–**	43	3
Other investments		**134**	568	503
Other financial assets		**80**	95	50
Cash and cash equivalents		**3,856**	2,116	3,100
		7,414	5,523	6,304
Non-current assets and disposal groups held for sale		**96**	277	–
		7,510	5,800	6,304
Total assets		**18,963**	19,224	18,147
Non-current liabilities				
Loans		**(2,407)**	(3,313)	(2,776)
Trade and other payables		**(502)**	(498)	(465)
Retirement benefit obligations	6	**(1,788)**	(3,044)	(2,499)
Other financial liabilities		**(38)**	(40)	(45)
Deferred tax liabilities		**(15)**	(19)	(15)
Provisions		**(311)**	(327)	(271)
		(5,061)	(7,241)	(6,071)
Current liabilities				
Loans and overdrafts		**(282)**	(886)	(334)
Trade and other payables		**(6,877)**	(6,855)	(6,717)
Other financial liabilities		**(51)**	(49)	(50)
Current tax		**(434)**	(276)	(417)
Provisions		**(471)**	(331)	(424)
		(8,115)	(8,397)	(7,942)
Liabilities directly associated with non-current assets and disposal groups held for sale		**(24)**	(222)	–
		(8,139)	(8,619)	(7,942)
Total liabilities		**(13,200)**	(15,860)	(14,013)
Net assets		**5,763**	3,364	4,134
Capital and reserves				
Issued share capital		**89**	81	81
Share premium		**1,204**	814	841
Equity option of convertible preference shares		**1**	76	76
Other reserves		**4,514**	4,758	4,330
Retained earnings		**(65)**	(2,380)	(1,211)
Total equity attributable to equity holders of the parent		**5,743**	3,349	4,117
Minority interests		**20**	15	17
Total equity	8	**5,763**	3,364	4,134

Consolidated cash flow statement

	Six months to 30 June 2007 Unaudited £m	Restated[1] Six months to 30 June 2006 Unaudited £m	Year to 31 December 2006 Audited £m
Profit for the period from continuing operations	**501**	293	646
Profit for the period from discontinued operations	**17**	113	993
Profit for the period	**518**	406	1,639
Taxation expense – continuing operations	**156**	85	213
– discontinued operations	**–**	–	4
Share of results of equity accounted investments – continuing operations	**(50)**	(41)	(113)
– discontinued operations	**–**	(113)	(70)
Net finance costs – continuing operations	**(14)**	162	195
– discontinued operations	**–**	–	(2)
Depreciation, amortisation and impairment	**205**	173	422
Gain on disposal of property, plant and equipment	**–**	(44)	(60)
Gain on disposal of investment property	**(10)**	(65)	(84)
Gain on disposal of non-current other investments	**(8)**	–	–
Gain on disposal of business – continuing operations	**(44)**	(11)	(13)
– discontinued operations	**(17)**	–	(925)
Impairment of other investments	**–**	(1)	2
Cost of equity-settled employee share schemes	**17**	10	21
Movements in provisions	**101**	(37)	47
Decrease in liabilities for retirement benefit obligations	**(112)**	(642)	(834)
(Increase)/decrease in working capital:			
Inventories	**(54)**	(10)	28
Trade and other receivables	**(739)**	(165)	(187)
Trade and other payables	**216**	–	495
Cash inflow/(outflow) from operating activities	**165**	(293)	778
Interest paid	**(113)**	(156)	(315)
Interest element of finance lease rental payments	**(4)**	(5)	(11)
Taxation paid	**(43)**	(55)	(85)
Net cash inflow/(outflow) from operating activities	**5**	(509)	367
Dividends received from equity accounted investments – continuing operations	**41**	22	57
– discontinued operations	**–**	88	88
Interest received	**98**	59	139
Purchases of property, plant and equipment	**(99)**	(178)	(419)
Purchases of intangible assets	**(15)**	(11)	(27)
Proceeds from sale of property, plant and equipment	**7**	115	135
Proceeds from sale of investment property	**11**	137	174
Proceeds from sale of non-current other investments	**15**	1	1
Purchase of non-current other investments	**(1)**	(1)	(5)
Purchase of subsidiary undertakings	**–**	–	(12)
Purchase of equity accounted investments	**(1)**	–	(4)
Proceeds from sale of subsidiary undertakings	**19**	80	174
Cash and cash equivalents disposed of with subsidiary undertakings	**–**	–	(40)
Proceeds from sale of equity accounted investments	**57**	–	1,212
Proceeds from sale of Exchange Property	**–**	–	557
Net proceeds from sale/(purchase) of other deposits/securities	**369**	17	(468)
Net cash inflow from investing activities	**501**	329	1,562
Capital element of finance lease rental payments	**(14)**	(28)	(45)
Proceeds from issue of share capital	**790**	26	53
Purchase of treasury shares	**(152)**	–	(112)
Purchase of own shares	**(34)**	–	(12)
Equity dividends paid	**(221)**	(203)	(346)
Dividends paid on preference shares	**(10)**	(10)	(20)
Cash inflow from loans	**–**	–	66
Cash outflow from repayment of loans	**(111)**	(39)	(921)
Net cash inflow/(outflow) from financing activities	**248**	(254)	(1,337)
Net increase/(decrease) in cash and cash equivalents	**754**	(434)	592
Cash and cash equivalents at 1 January	**3,074**	2,491	2,491

Effect of foreign exchange rate changes on cash and cash equivalents	1	22	(9)
Cash and cash equivalents at end of period	**3,829**	2,079	3,074
Comprising: Cash and cash equivalents	**3,856**	2,116	3,100
Overdrafts	**(27)**	(37)	(26)
Cash and cash equivalents at end of period	**3,829**	2,079	3,074

1 restated following the sale of the Group's interest in Airbus SAS

Consolidated statement of recognised income and expense

	Six months to 30 June 2007 Unaudited £m	Six months to 30 June 2006 Unaudited £m	Year to 31 December 2006 Audited £m
Currency translation on foreign currency net investments:			
Subsidiaries	**(33)**	(104)	(162)
Equity accounted investments	**(8)**	(11)	(26)
Amounts (charged)/credited to hedging reserve	**(2)**	218	221
Actuarial gains on defined benefit pension schemes:			
Subsidiaries	**775**	340	692
Equity accounted investments	**17**	54	72
Fair value movements on available-for-sale investments	**6**	–	–
Current tax on items taken directly to equity	**52**	21	21
Deferred tax on items taken directly to equity:			
Subsidiaries	**(327)**	(110)	(227)
Equity accounted investments	**(5)**	(91)	(92)
Recycling of fair value movements on disposal of available-for-sale investments	**(6)**	–	–
Recycling of cumulative currency translation on disposal:			
Continuing operations	**–**	–	3
Discontinued operations	**–**	–	11
Recycling of cumulative net hedging reserve on disposal – discontinued operations	**–**	–	(448)
Net income recognised directly in equity	**469**	317	65
Profit for the period	**518**	406	1,639
Total recognised income and expense	**987**	723	1,704
Attributable to:			
Equity shareholders	**984**	722	1,701
Minority interests	**3**	1	3
	987	723	1,704

Notes to the interim report

1. Accounting policies

Basis of preparation and statement of compliance

These condensed consolidated interim financial statements of BAE Systems plc (the Group) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34), and have been prepared on the basis of International Financial Reporting Standards (IFRSs) as adopted by the European Union that are effective for the year ending 31 December 2007. They do not include all of the information required for full annual financial statements. These condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report 2006. The comparative figures for the year ended 31 December 2006 are not the Group's statutory accounts for that financial year. Those accounts have been reported upon by the Group's auditors and delivered to the registrar of companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

Except as described below, the accounting policies adopted in the preparation of these condensed consolidated interim financial statements to 30 June 2007 are consistent with the policies applied by the Group in its consolidated financial statements as at, and for the year ended, 31 December 2006.

Changes in accounting policies
Amendments to IAS 1 Presentation of financial statements - capital disclosures and IFRS 7 Financial Instruments: Disclosures are effective for the Group for the year ending 31 December 2007. These introduce new requirements for capital disclosures and disclosures for financial instruments respectively and as such have no impact on the consolidated income statement or balance sheet.

International Financial Reporting Interpretations Committee interpretation (IFRIC) 7 Applying the restatement approach under IAS 29, IFRIC 8 Scope of IFRS 2, IFRIC 9 Reassessment of embedded derivatives and IFRIC 10 Interim financial reporting and impairment are all effective for the Group for the year ending 31 December 2007. The Group has reviewed the effect of these IFRICs and has concluded that IFRIC 7 is not relevant for the Group and that IFRICs 8, 9 and 10 do not have an impact on these condensed consolidated interim financial statements.

2. Segmental analysis (unaudited)

	Combined sales of Group and equity accounted investments		Less: sales by equity accounted investments		Add: sales to equity accounted investments		Revenue	
		Restated[1]		Restated[1]		Restated[1]		Restated[1]
	Six months to 30 June 2007 £m	Six months to 30 June 2006 £m	**Six months to 30 June 2007 £m**	Six months to 30 June 2006 £m	**Six months to 30 June 2007 £m**	Six months to 30 June 2006 £m	**Six months to 30 June 2007 £m**	Six months to 30 June 2006 £m
Electronics, Intelligence & Support	**1,958**	2,090	**(5)**	(6)	**–**	–	**1,953**	2,084
Land & Armaments	**1,201**	892	**–**	–	**–**	–	**1,201**	892
Programmes & Support	**2,354**	2,018	**(569)**	(596)	**453**	443	**2,238**	1,865
International Businesses	**1,550**	1,545	**(501)**	(530)	**–**	–	**1,049**	1,015
HQ & Other Businesses	**124**	178	**–**	(3)	**–**	–	**124**	175
	7,187	6,723	**(1,075)**	(1,135)	**453**	443	**6,565**	6,031
Intra-business group sales/revenue	**(296)**	(347)	**–**	–	**77**	76	**(219)**	(271)
	6,891	6,376	**(1,075)**	(1,135)	**530**	519	**6,346**	5,760

	EBITA[2]		Amortisation of intangible assets		Business group result	
		Restated[1]		Restated[1]		Restated[1]
	Six months to 30 June 2007 £m	Six months to 30 June 2006 £m	**Six months to 30 June 2007 £m**	Six months to 30 June 2006 £m	**Six months to 30 June 2007 £m**	Six months to 30 June 2006 £m
Electronics, Intelligence & Support	**193**	260	**(7)**	(7)	**186**	253
Land & Armaments	**117**	76	**(31)**	(34)	**86**	42
Programmes & Support	**231**	153	**(10)**	(9)	**221**	144
International Businesses	**221**	176	**(2)**	(3)	**219**	173
HQ & Other Businesses	**(62)**	(65)	**–**	–	**(62)**	(65)
	700	600	**(50)**	(53)	**650**	547
Financial income of equity accounted investments					**17**	12
Taxation expense of equity accounted investments					**(24)**	(19)
Operating profit					**643**	540
Finance costs					**14**	(162)
Profit before taxation					**657**	378
Taxation expense					**(156)**	(85)
Profit for the period from continuing operations					**501**	293

1 restated following the sale of the Group's interest in Airbus SAS and changes to the Group's organisational structure
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

3. Finance costs

	Six months to 30 June 2007 Unaudited £m	Restated[1] Six months to 30 June 2006 Unaudited £m	Year to 31 December 2006 Audited £m
Financial income/(expense) – Group	**14**	(162)	(195)
Financial income – share of equity accounted investments	**17**	12	21
	31	(150)	(174)
Analysed as:			
Net interest:			
Interest income	**98**	62	143
Interest expense	**(137)**	(177)	(325)
Facility fees	**(2)**	(2)	(4)
Net present value adjustments	**(1)**	12	8
Gain on sale of available-for-sale investments	**6**	–	–
Share of equity accounted investments	**16**	12	21
	(20)	(93)	(157)
Other financial income/(expense):			
Group	**50**	(57)	(17)
Share of equity accounted investments	**1**	–	–
	31	(150)	(174)

1 restated following the sale of the Group's interest in Airbus SAS

Other financial income of £51m (2006 expense £57m) represents the market value and foreign exchange movements on financial instruments and investments of £2m (2006 £(72)m) and a net financing credit on pensions of £49m (2006 £15m).

4. Disposals and discontinued operations

Disposals
On 17 January 2007, the Group completed the sale of its 50% shareholding interest in HR Enterprise Limited and its subsidiary, Xchanging HR Services Limited, to HR Holdco Limited (a company within the Xchanging group) for a cash consideration of £10.1m.

On 6 March 2007, the Group completed the sale of its 50% shareholding interest in Xchanging Procurement Services (Holdco) Limited to XUK Holdco (No.2) Limited (a company within the Xchanging group) for a cash consideration of £46.8m.

Assets held for sale
On 24 April 2007, the Group agreed the sale of its Inertial Products business to investment affiliates of J. F. Lehman & Company, the US private equity firm, for a cash consideration of $140m (£70m), subject to adjustment according to the level of working capital and net debt or net cash in the business at closing. Completion of the sale is conditional upon regulatory and other approvals being given and is expected to take place in the second half of 2007. Accordingly the business is presented as held for sale on the balance sheet as at 30 June 2007.

Discontinued operations
On 4 October 2006, the Group's shareholders approved the resolution to dispose of the Group's shareholding in Airbus SAS to EADS for €2.75bn (£1.8bn) in cash. The sale was completed on 13 October 2006. The results of Airbus SAS were classified as a discontinued operation and the June 2006 consolidated income statement has been restated accordingly.

5. Earnings per share (unaudited)

	Six months to 30 June 2007				Restated[1] Six months to 30 June 2006			
	£m	Basic pence per share	£m	Diluted pence per share	£m	Basic pence per share	£m	Diluted pence per share
Profit for the period attributable to equity shareholders	**515**		**515**		405		405	
Interest on the debt instrument of the convertible preference shares	**–**		**13**		–		14	
Profit for the period after adjusting for interest on the debt instrument of the convertible preference shares	**515**	**15.8**	**528**	**15.5**	405	12.6	419	12.4
Represented by:								
Continuing operations	**498**	**15.3**	**511**	**15.0**	292	9.1	306	9.1
Discontinued operations	**17**	**0.5**	**17**	**0.5**	113	3.5	113	3.3
Add back/(deduct):								
Net financing credit on pensions, post tax	**(36)**		**(36)**		(11)		(11)	
Market value movements on derivatives, post tax	**(1)**		**(1)**		64		64	
Amortisation and impairment of intangible assets, post tax	**37**		**37**		40		40	
Underlying earnings	**515**	**15.8**	**528**	**15.5**	498	15.4	512	15.1
Represented by:								
Continuing operations	**498**	**15.3**	**511**	**15.0**	375	11.6	389	11.5
Discontinued operations	**17**	**0.5**	**17**	**0.5**	123	3.8	123	3.6
	515	**15.8**	**528**	**15.5**	498	15.4	512	15.1

	Millions	**Millions**	Millions	Millions
Weighted average number of shares used in calculating basic earnings per share	**3,262**	**3,262**	3,220	3,220
Add:				
Incremental shares in respect of employee share schemes		**25**		34
Incremental shares in respect of convertible preference shares		**113**		127
Weighted average number of shares used in calculating diluted earnings per share		**3,400**		3,381

1 restated following the sale of the Group's interest in Airbus SAS

Underlying earnings per share is presented in addition to that required by IAS 33 Earnings per Share as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with IAS 33, the diluted earnings per share are without reference to adjustments in respect of outstanding share options and convertible preference shares where the impact would be anti-dilutive.

6. Retirement benefit obligations (unaudited)

	UK defined benefit pension plans £m	US and other pension plans £m	Total £m
Deficit in defined benefit pension plans at 31 December 2006	(2,866)	(301)	(3,167)
Actual return on assets above expected return	53	63	116
Decrease in liabilities due to changes in assumptions	914	133	1,047
Increase in liabilities due to changes in mortality assumptions	(198)	–	(198)
Current service cost	(68)	(29)	(97)
Employer contributions	222	25	247
Other movements	38	15	53
Deficit in defined benefit pension plans at 30 June 2007	(1,905)	(94)	(1,999)
US healthcare plans			(19)
Total IAS 19 deficit			(2,018)
Allocated to equity accounted investments and other participating employers[1]			525
Group's share of IAS 19 deficit excluding the Group's share of amounts allocated to equity accounted investments and other participating employers			(1,493)
Group's share of IAS 19 deficit of equity accounted investments			59
Represented by:			
Pension receivables (within trade and other receivables)			295
Retirement benefit obligations			(1,788)
Group's share of IAS 19 deficit excluding the Group's share of amounts allocated to equity accounted investments and other participating employers			(1,493)

1 Certain of the Group's equity accounted investments participate in the Group's defined benefit plans as well as Airbus SAS, the Group's share of which was disposed of during 2006. As these plans are multi-employer plans the Group has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments and to Airbus SAS based upon a reasonable and consistent allocation method intended to reflect a reasonable approximation of their share of the deficit. The Group's share of the IAS 19 pension deficit allocated to the equity accounted investments is included in the balance sheet within equity accounted investments.

The decrease in liabilities due to changes in assumptions is primarily due to an increase in the discount rates used to calculate the liabilities of the pension plans as at 30 June 2007.

For its UK pension arrangements the Group has, for the purpose of calculating its liabilities as at 30 June 2007, used the most recent mortality tables published by the Institute of Actuaries known as PA 00 medium cohort tables based on year of birth for both pensioner and non-pensioner members in conjunction with the results of an investigation into the actual mortality experience of plan members. For its US pension arrangements the mortality tables used for pensioners and non-pensioners are RP 2000 projected to 2010. For the pension and healthcare arrangements the post-retirement mortality assumptions allow for expected increases in longevity.

The Group's share of the IAS 19 deficit excluding the Group's share of amounts allocated to equity accounted investments and other participating employers is £1,064m after tax.

7. Aircraft financing contingent liabilities

	30 June 2007 Unaudited £m	30 June 2006 Unaudited £m	31 December 2006 Audited £m
Potential future cash flow payments in respect of aircraft financing obligations	**176**	240	191
Anticipated aircraft values	**(91)**	(210)	(159)
Adjustments to net present values	**(16)**	(6)	(5)
Net exposure provided	**69**	24	27

The Group has provided residual value guarantees (RVGs) in respect of certain commercial aircraft sold. At 30 June 2007 the Group's exposure to make future payments in respect of these arrangements was £176m (31 December 2006 £191m). Certain of these arrangements are covered by a Financial Risk Insurance Programme (FRIP) under which the Group places reliance on insurance cover for the anticipated aircraft values if the guarantees are called.

After taking account of the FRIP, the directors consider that the Group's net exposure to these guarantees is covered by the provisions held and the residual values of the related aircraft.

The Group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and RVGs given by Saab AB. Provision is made against the expected net exposures on a net present value basis within the accounts of Saab. The Group's share of such exposure is limited to its percentage shareholding in Saab.

The increase in the net exposure reflects the reassessment in the period of certain of the anticipated aircraft values.

8. Reconciliation of movements in total equity

	30 June 2007 Unaudited £m	30 June 2006 Unaudited £m	31 December 2006 Audited £m
Total equity at beginning of period	**4,134**	2,804	2,804
Total recognised income and expense	**987**	723	1,704
Share placing (net of costs)	**741**	–	–
Share options:			
Share-based payments	**17**	10	46
Proceeds from shares issued	**49**	26	53
Purchase of own shares	**(34)**	–	(12)
Conversion of preference shares	**242**	5	5
Purchase of treasury shares	**(152)**	–	(112)
Release of unrealised gain on the sale of Atlas Elektronik GmbH	**–**	–	(11)
Revaluation of net assets acquired by equity accounted investments	**–**	–	5
Other	**–**	(1)	(2)
Ordinary share dividends	**(221)**	(203)	(346)
Total equity at end of period	**5,763**	3,364	4,134

On 8 May 2007, 174,418,605 new ordinary shares were issued by a share placing. The placing structure utilised attracted merger relief under Section 131 of the Companies Act 1985, resulting in a credit to the merger reserve of £736m. Subsequent internal transactions required to complete the placing structure have resulted in this part of the merger reserve being transferred to the retained earnings reserve.

On 14 June 2007, 257,152,626 preference shares were converted into ordinary shares on the basis of 0.47904 ordinary shares for every preference share.

During the period, the Group repurchased 33,270,000 shares under the buyback programme announced in October 2006. These shares are held in treasury.

9. Dividends

The directors have declared an interim dividend of 5.0p per ordinary share (2006 4.4p), totalling £175m (2006 declared £142m). The dividend will be paid on 30 November 2007 to shareholders registered on 19 October 2007. The ex-dividend date is 17 October 2007.

Shareholders who do not at present participate in the Company's Dividend Reinvestment Plan and wish to receive the final dividend in shares rather than cash should complete a mandate form for the Dividend Reinvestment Plan and return it to the registrars no later than 9 November 2007.

10. Related party transactions

The Group has an interest in a number of equity accounted investments. Transactions with the equity accounted investments occur in the normal course of business and are priced on an arm's length basis and settled on normal trade terms. The more significant of these transactions are disclosed below:

	Six months to 30 June 2007 Unaudited £m	Six months to 30 June 2006 Unaudited £m	Year to 31 December 2006 Audited £m
Sales to related parties	**530**	566	1,483
Purchases from related parties	**97**	91	204
Amounts owed by related parties	**258**	109	218
Amounts owed to related parties	**698**	1,292	692

11. Events after the balance sheet date

Armor Holdings Inc.

On 31 July 2007, the Group acquired Armor Holdings Inc. for $4.5bn (£2.2bn) excluding fees.

With headquarters in Florida, Armor Holdings is a major manufacturer of tactical wheeled vehicles and a leading provider of vehicle and individual armour systems and survivability technologies for the military and for the law enforcement and commercial security markets.

UK naval surface ship joint venture

On 25 July 2007, the Group announced that it had entered into a legally binding Framework Agreement with VT Group plc (VT) to establish a joint venture, which will be the UK's premier provider of surface warships and through-life support. It is intended that the joint venture will comprise the following assets: BAE Systems Surface Fleet Solutions, which includes surface warship building and surface warship through-life support; VT's surface warship building and through-life support operations; and each of BAE Systems' and VT's 50% shareholdings in their existing surface warship through-life support joint venture, Fleet Support Limited. Completion of the transaction is conditional on completion of legally binding Terms of Business Agreement arrangements, the two joint venture parties entering into a definitive transaction agreement, the receipt of required regulatory clearances and the approval of VT's shareholders. The joint venture is expected to be established by the end of 2007.

12. Annual General Meeting

The Annual General Meeting of BAE Systems plc will be held on 7 May 2008.

NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 793 of the Companies Act 2006 and rule 3.1.4(1)(a) of the Disclosure Rules and Transparency Rules.

The Company has today been notified that on 9 August 2007 George Rose, a Person Discharging Managerial Responsibility ("PDMR"), exercised an option over 435 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems SAYE Share Option Scheme at an option price of 156 pence per share. The shares deriving from the exercise of the option shall be held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

10 August 2007

END